St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com

December 3, 2003

03045199

03 DEC 15 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

**RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)**
**File Number: 82 - 4014**

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June of this year, we have generated and enclosed Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: Nov. 8-Nov 26, 2003)
- Michael A. Terrell (period: Nov. 27-Dec. 3, 2003)
- D. Mark Eilers (period: Nov. 8-Nov. 27, 2003)

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosure

dlw 12/16

# Insider transaction detail - View details for insider

2003-12-03 19:32 ET

**Transactions sorted by** : Insider
**Insider family name** : TERRELL ( Starts with )
**Given name** : Michael A. ( Starts with )
**Transaction date range** : November 27, 2003 - December 3, 2003

**Insider name:** TERRELL, Michael A.

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Issuer name:** St. Jude Resources Ltd. | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 4 - Director of Issuer | | | | | | | | | | | | | |
| **Security designation:** Common Shares Class "A" | | | | | | | | | | | | | |
| 133170 | 2003-11-27 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.1000 | 927,990 | | | | | | |



03 DEC 15 AM 7:21

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 133178 | 2003-11-27 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.1200 | 922,990 | | | | | | |
| 133180 | 2003-11-27 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -15,000 | 3.1500 | 907,990 | | | | | | |
| 133182 | 2003-11-27 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.1700 | 902,990 | | | | | | |
| 133187 | 2003-11-28 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -25,000 | 3.3500 | 877,990 | | | | | | |
| 133189 | 2003-11-28 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -10,000 | 3.3000 | 867,990 | | | | | | |
| 133190 | 2003-11-28 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.2500 | 862,990 | | | | | | |
| 133193 | 2003-11-28 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -10,000 | 3.2000 | 852,990 | | | | | | |
| 133195 | 2003-12-02 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.3000 | 847,990 | | | | | | |
| 133197 | 2003-12-02 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +4,400 | 3.1500 | 852,390 | | | | | | |
| 133199 | 2003-12-02 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +4,000 | 3.2000 | 856,390 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 133201 | 2003-12-02 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 3.2500 | 858,390 | | | | | | |
| 133671 | 2003-12-03 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,500 | 3.1500 | 860,890 | | | | | | |
| 133674 | 2003-12-03 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +4,700 | 3.1400 | 865,590 | | | | | | |
| 133681 | 2003-12-03 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 3.1300 | 867,590 | | | | | | |
| 133684 | 2003-12-03 | 2003-12-03 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,500 | 3.0500 | 870,090 | | | | | | |

# Insider transaction detail - View details for insider with remarks

2003-11-27 15:02 ET

**Transactions sorted by** : Insider
**Insider family name** : TERRELL ( Starts with )
**Given name** : Michael A. ( Starts with )
**Transaction date range** : November 8, 2003 - November 26, 2003

**Insider name:** TERRELL, Michael A.

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|

**Issuer name:** St. Jude Resources Ltd.

**Insider's Relationship to Issuer:** 4 - Director of Issuer

**Security designation:** Common Shares Class "A"

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 128645 | 2003-11-18 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -50,000 | 2.6500 | 1,000,290 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128646 | 2003-11-18 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +200 | 2.6000 | 1,000,490 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128649 | 2003-11-19 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -13,000 | 3.2000 | 987,490 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128653 | 2003-11-19 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.1500 | 982,490 | | | | | |
| | General remarks: | | | | | | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 128660 | 2003-11-19 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +5,000 | 2.7000 | 987,490 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128665 | 2003-11-19 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +4,000 | 2.6200 | 991,490 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128668 | 2003-11-20 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +5,700 | 3.2000 | 997,190 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128670 | 2003-11-20 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.2500 | 992,190 | | | | | |
| | General remarks: | | | | | | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 128673 | 2003-11-20 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -3,000 | 3.2800 | 989,190 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128674 | 2003-11-20 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.3000 | 984,190 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128676 | 2003-11-20 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.3500 | 979,190 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128679 | 2003-11-20 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -10,000 | 3.3600 | 969,190 | | | | | |
| | General remarks: | | | | | | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 128681 | 2003-11-20 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -15,000 | 3.3000 | 954,190 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128685 | 2003-11-21 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 3.0000 | 956,190 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128693 | 2003-11-21 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 3.0500 | 958,190 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128695 | 2003-11-21 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 3.1000 | 960,190 | | | | | |
| | General remarks: | | | | | | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 128697 | 2003-11-21 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 3.1500 | 962,190 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128705 | 2003-11-21 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -200 | 3.1500 | 961,990 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128712 | 2003-11-24 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +1,000 | 3.0000 | 962,990 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128716 | 2003-11-24 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.0000 | 957,990 | | | | | |
| | General remarks: | | | | | | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 128722 | 2003-11-25 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -8,600 | 3.0800 | 949,390 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128731 | 2003-11-25 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -400 | 3.1500 | 948,990 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128735 | 2003-11-25 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -3,000 | 3.1000 | 945,990 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128737 | 2003-11-25 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -3,000 | 3.0500 | 942,990 | | | | | |
| | General remarks: | | | | | | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 128742 | 2003-11-26 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.0800 | 937,990 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 128747 | 2003-11-26 | 2003-11-27 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | -5,000 | 3.1200 | 932,990 | | | | | |
| | General remarks: | | | | | | | | | | | |

# Insider transaction detail - View details for insider with remarks

2003-12-01 20:42 ET

**Transactions sorted by** : Insider
**Insider family name** : EILERS ( Starts with )
**Given name** : D. Mark ( Starts with )
**Transaction date range** : November 8, 2003 - November 27, 2003

**Insider name:** EILERS, D. Mark

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|

**Issuer name:** St. Jude Resources Ltd.

**Insider's Relationship to Issuer:** 4 - Director of Issuer

**Security designation:** Common Shares Class "A"

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 131607 | 2003-11-26 | 2003-12-01 | Direct Ownership : | 51 - Exercise of options | +35,000 | 0.2100 | 37,000 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 131608 | 2003-11-26 | 2003-12-01 | Direct Ownership : | 10 - Acquisition or disposition in the public market | -16,200 | 3.1000 | 20,800 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 131609 | 2003-11-26 | 2003-12-01 | Direct Ownership : | 10 - Acquisition or disposition in the public market | -5,500 | 3.1500 | 15,300 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 131610 | 2003-11-26 | 2003-12-01 | Direct Ownership : | 10 - Acquisition or disposition in the public market | -300 | 3.1300 | 15,000 | | | | | |
| | General remarks: | | | | | | | | | | | |
| 131611 | 2003-11-27 | 2003-12-01 | Direct Ownership : | 10 - Acquisition or disposition in the public market | -5,000 | 3.1400 | 10,000 | | | | | |
| | General remarks: | | | | | | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 131612 | 2003-11-27 | 2003-12-01 | Direct Ownership : | 10 - Acquisition or disposition in the public market | -8,000 | 3.1500 | 2,000 | | | | | |

**General remarks:**

**Security designation:** Options (Common Shares Class "A")

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 131604 | 2003-11-26 | 2003-12-01 | Direct Ownership : | 51 - Exercise of options | -35,000 | 0.2100 | 140,000 | | | Common Shares Class "A" | -35,000 | 140,000 |

**General remarks:** Exercised Feb 12-2002 Options. Balance now 40,000 options exercisable at $0.21/share until Feb 12, 2007. Also 100,000 options exercisable @ $1.80/share until Oct. 30, 2008.